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S 18001243 N

SEC
Mail Processing
Section
FEB 26 2018
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67715

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: POWDER POINT FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 RIDGE ROAD
(No. and Street)

MARSHFIELD	MA	02050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARJORIE KELLY 781-264-6045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET	LAFAYETTE	IN	47905
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OM RMS

OATH OR AFFIRMATION

I, MARJORIE KELLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of POWDER POINT FINANCIAL, LLC, as of DECEMBER 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marjorie Kelly
Signature

PRESIDENT
Title

Jacqueline Madden
Notary Public

JACQUELINE M. MADDEN
Notary Public
Commonwealth of Massachusetts
My Commission Expires October 1, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POWDER POINT FINANCIAL, LLC

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2017

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA

CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
EDWARD OPPERMAN · CPA · CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Power Point Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Power Point Financial, LLC, as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Power Point Financial, LLC as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Power Point Financial, LLC's management. Our responsibility is to express an opinion on Power Point Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Power Point Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation have been subjected to audit procedures performed in conjunction with the audit of Power Point Financial, LLC's financial statements. The supplemental information is the responsibility of Power Point Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital Under SEC Rule 15c3-1 and the Reconciliation between Audited and Unaudited Net Capital Computation are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Power Point Financial, LLC's auditor since 2014.

Lafayette, Indiana
February 14, 2018

POWDER POINT FINANCIAL, LLC

TABLE OF CONTENTS

POWDER POINT FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

ASSETS		
Cash	$	12,731
TOTAL ASSETS		12,731

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable		5,500
TOTAL LIABILITIES		5,500
MEMBER'S EQUITY		
Member's Equity		7,231
TOTAL MEMBER'S EQUITY		7,231
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,731

POWDER POINT FINANCIAL, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUE	
Fee revenues	$ -
TOTAL REVENUE	-
EXPENSES	
Regulatory fees	5,845
Professional fees	5,500
Insurance	576
Office expenses	1,096
TOTAL EXPENSES	13,017
NET INCOME (LOSS)	$ (13,017)

POWDER POINT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBER'S EQUITY AT BEGINNING OF YEAR	$	6,602
Net income (loss)		(13,017)
Member contributions		13,646
Member distributions		-
MEMBER'S EQUITY AT END OF YEAR	$	7,231

POWDER POINT FINANCIAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(13,017)
Adjustments to reconcile net income (loss) to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		-
Increase (decrease) in operating liabilities:		
Accounts payable		500
Net Cash Provided by (used in) Operating Activities		(12,517)
CASH FLOWS FROM INVESTING ACTIVITIES		
Member contributions		13,646
Net Cash Provided by Investing Activities		13,646
NET (DECREASE) IN CASH		1,129
CASH AT BEGINNING OF YEAR		11,602
CASH AT END OF YEAR	$	12,731

POWDER POINT FINANCIAL, LLC

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	7,231
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		7,231
Haircuts on securities		-
Net Capital	$	7,231
Aggregate Indebtedness	$	5,500
Net capital required based on aggregate indebtedness (6-2/3%)		367

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	2,231

COMPUTATION OF AGGREGATE INDEBTEDNESS

(A) - 10% of total aggreate indebteness		550
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	1,231
Percentage of Aggregate Indebtedness to Net Capital		76.06%

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2017.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Advertising—The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

NOTE 2: CONCENTRATIONS

The Firm's revenues are derived from retainer fees and finder's fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. Revenues can be concentrated to a small number of customers.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(2)(i). During the year ended December 31, 2017 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2017, net capital as defined by the rules, equaled $7,231. The ratio of aggregate indebtedness to net capital was 76.06%. Net capital in excess of the minimum required was $2,231.

NOTE 5: INCOME TAXES

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2017.

The firm's federal and state income tax returns for 2014 through 2017 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2017 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 8: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2017. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL COMPUTATION

The Board of Directors
Power Point Financial, LLC

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2017 Part IIA filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2018

POWDER POINT FINANCIAL, LLC
BROKER DEALER EXEMPTION REPORT
SEC RULE 15C3-3
DECEMBER 31, 2017

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Powder Point Financial, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (i), and Powder Point Financial, LLC stated that Powder Point Financial, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Powder Point Financial, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 14, 2018

Powder Point Financial LLC
61 Ridge Road
Marshfield, MA 02050
powderpointfinl@gmail.com
781-264-6045
FAX: 781-319-2104

December 31, 2017

SEC

Dear Sir/Madam:

Powder Point Financial LLC claims an exemption from Rule 15c3-3 based upon the provisions of 15c3-3(k) (2) (i) (the Customer Protection Rule). Powder Point Financial LLC will not hold customer funds or safekeep customer securities.

Powder Point Financial LLC has met these exemption provisions throughout the most recent fiscal year ended December 31, 2017.

Very truly yours,

Marjorie A Kelly

Marjorie A. Kelly
President